January 7, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo – Staff Attorney
Mark P. Shurman – Legal Branch Chief

Re:	Medefile International, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 21, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 15, 2010
File No. 33-25126-D

Ladies and Gentlemen:

We are counsel to Medefile International, Inc. (the “Company”).  On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to your letter dated December 16, 2010. We are hereby requesting an extension of the date to respond until, on or before January 14, 2011.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

61 BROADWAY    NEW YORK, NEW YORK  10006
T 212-930-9700  F 212-930-9725   www.srff.com